JONES & HALEY, P.C.

ATTORNEYS AT LAW

750 HAMMOND DRIVE
SUITE 100, BUILDING 12
ATLANTA, GEORGIA 30328-6273

RICHARD W. JONES	www.corplaw.net	Telephone 770-804-0500
Email: jones@corplaw.net		Facsimile 770-804-0509

April 21, 2021

Division of Corporation Finance

Office of Trade and Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Charlie Guidry or Erin Jaskot

RE:	Stark Focus Group, Inc. Post-Effective Amendment No. 1 to Registration Statement on Form 1-A Filed March 29, 2021 File No. 333-237100

Dear Mr. Guidry and Ms. Jaskot:

This firm represents Stark Focus Group, Inc. (“Stark” or “Company” or “Registrant”), which filed its Registration Statement on Form S-1 with the Commission initially on March 12, 2020. This registration statement went effective on July 8, 2020. A Post-Effective Amendment was filed with the Commission on March 30, 2021. Subsequently, the Commission provided comments to the post-effective filing on April 7, 2021 (the “Comment Letter”).At this time, we are submitting on behalf of the Company this letter in response to your Comment Letter and our responses are keyed to the paragraphs in the Comment Letter.

Accordingly, our responses to your Comment Letter are as follows:

Post-Effective Amendment No. 1 to Registration Statement on Form 1-A

Executive Compensation, page 41

1.) The executive compensation has been updated to include compensation for the Company’s most recently completed fiscal year.

General

2.) The registration statement has been updated to include audited financial statements for the Company’s most recently completed fiscal year and related disclosure.

April 21, 2021

3.) The registration statement has been amended to reflect the fact that the selling shareholders will be selling their shares for a fixed price of $0.05 per share, in view of the staff’s comment about the quotation of the Company’s common stock on OTC Pink Marketplace.

We trust the answers contained herein are responsive to the issues raised in your Comment letter.We are simultaneously filing a revised Form S-1/A and we are filing as correspondence a copy of this response to your Comment Letter as well as a redline of the Form S-1/A, which has been marked to show changes from the previous filing.

If you have any questions on these responses or if you need additional clarification of the issues discussed, please contact me at the telephone number noted above.

Sincerely,

JONES & HALEY, P.C.

Richard W. Jones
For the Firm

RWJ:bas

cc: Alan Chan